UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)

MoneyGram International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60935Y208

(CUSIP Number)

Ben I. Adler, Esq.
Goldman, Sachs & Co.
200 West Street
New York, New York 10282-2198
(212) 902-1000

With a copy to:

Robert C. Schwenkel, Esq.
David L. Shaw, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2014

(Date of Event which Requires Filing of this Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 8,938,362
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 8,938,362
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,938,362
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1% (1)
14	TYPE OF REPORTING PERSON HC; CO

_____________________

(1) All calculations of percentage ownership in this Schedule 13D are based upon a total of 63,497,347 shares of Common Stock outstanding, which is the sum of (a) 54,587,113 shares of Common Stock outstanding as of April 2, 2014  plus (b) 8,910,234 shares of Common Stock issuable upon the conversion by a holder other than the Reporting Persons or their affiliates, subject to certain limitations, of the 71,281.9038 shares of Series D Participating Convertible Preferred Stock of the Issuer issued to the Reporting Persons pursuant to the Recapitalization Agreement.  The shares of Series D participating Convertible Preferred Stock held by the Reporting Persons do not vote as a class with the Common Stock.

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 8,693,127
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 8,693,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,693,127
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON BD; PN; IA

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GSCP VI Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 3,235,793
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,235,793
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,235,793
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Capital Partners VI Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 3,235,793
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,235,793
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,235,793
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Advisors VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,004,787
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,004,787
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,004,787
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GSCP VI Offshore Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,691,419
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,691,419
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,691,419
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Capital Partners VI Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,691,419
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,691,419
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,691,419
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON Goldman, Sachs Management GP GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 115,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 115,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Capital Partners VI Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 889,787
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 889,787
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 889,787
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Capital Partners VI GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 115,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 115,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GSMP V Onshore US, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 668,823
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 668,823
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,823
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Onshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 668,823
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 668,823
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,823
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Onshore Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 668,823
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 668,823
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,823
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GSMP V Institutional US, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 64,839
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 64,839
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,839
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Institutional Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 64,839
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 64,839
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,839
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Institutional Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 64,839
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 64,839
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,839
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GSMP V Offshore US, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 999,338
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 999,338
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,338
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 999,338
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 999,338
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,338
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Offshore Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 999,338
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 999,338
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,338
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208

This Amendment No. 7 (this “Amendment No. 7”) supplements and amends certain information in the Schedule 13D filed on April 4, 2008, as amended by Amendment No. 1, filed March 9, 2011, Amendment No. 2 filed May 9, 2011, Amendment No. 3 filed May 23, 2011, Amendment No. 4 filed November 16, 2011, Amendment No. 5 filed November 28, 2011 and Amendment No. 6, filed December 27, 2011 (the “Original 13D” and, together with this Amendment No. 7, the “Schedule 13D”) on behalf of The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”), GSCP VI Advisors, L.L.C. (“GSCP Advisors”), GSCP VI Offshore Advisors, L.L.C. (“GSCP Offshore Advisors”), GS Advisors VI, L.L.C. (“GS Advisors”), Goldman, Sachs Management GP GmbH (“GS GmbH”), GS Capital Partners VI Fund, L.P. (“GS Capital”), GS Capital Partners VI Offshore Fund, L.P. (“GS Offshore”), GS Capital Partners VI GmbH & Co. KG (“GS Germany”), GS Capital Partners VI Parallel, L.P. (“GS Parallel”), GS Mezzanine Partners V Onshore Fund, L.L.C. (“GS Mezzanine Onshore GP”), GS Mezzanine Partners V Institutional Fund, L.L.C. (“GS Mezzanine Institutional GP”), GS Mezzanine Partners V Offshore Fund, L.L.C. (“GS Mezzanine Offshore GP”), GS Mezzanine Partners V Onshore Fund, L.P. (“GS Mezzanine Onshore”), GS Mezzanine Partners V Institutional Fund, L.P. (“GS Mezzanine Institutional”), GS Mezzanine Partners V Offshore Fund, L.P. (“GS Mezzanine Offshore”), GSMP V Onshore US, Ltd. (“GSMP Onshore”), GSMP V Institutional US, Ltd. (“GSMP Institutional”), and GSMP V Offshore US, Ltd. (“GSMP Offshore” and, together with the foregoing entities, the “Reporting Persons”).

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Original 13D is hereby amended by adding the following immediately before the final two paragraphs thereof:

“Pursuant to an underwriting agreement, dated March 27, 2014 (the “Underwriting Agreement”), by and among Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC (together with several underwriters named in Schedule II thereto, the “Underwriters”), the Company and the selling stockholders named in Schedule I  thereto (the “Selling Stockholders”), the Underwriters agreed to purchase from the Selling Stockholders and the Selling Stockholders agreed to sell to the Underwriters an aggregate of 8,000,000  shares of Common Stock (the “Sale”), which aggregate amount includes 35,337.5520 shares of Series D Preferred Stock held by the Reporting Persons, which were converted pursuant to the terms of the Series D Preferred Stock into 4,417,194 shares of Common Stock in the Sale. In addition, pursuant to the Underwriting Agreement, the Underwriters exercised an option to sell an additional shares of Series D Preferred Stock (the “Over-Allotment Option”), resulting in the sale by the Reporting Persons of an additional 2,620.0160 shares of Series D Preferred Stock (which shares converted into 327,502 shares of Common Stock.

Pursuant to the final prospectus filed by the Company on March 28, 2014, the public offering price in the public offering of Common Stock by the Company was $16.50 per share of Common Stock and the underwriting discount was $0.50 per share of Common Stock. Pursuant to the Underwriting Agreement, the Underwriters agreed to purchase 8,000,000 shares of Common Stock in the Sale and have exercised the Over-Allotment Option in such Sale. Accordingly, the Reporting Persons sold an aggregate of 37,957.5680 shares of Series D Preferred Stock (which shares converted into 4,744,696 shares of Common Stock in such Sale to the Underwriters and received a price per share of Common Stock of $16.00 (which is net of underwriting discounts and commissions) for an aggregate amount of $75,915,136.

The Underwriting Agreement contains standard terms and conditions for a public offering including customary representations and warranties and indemnity provisions.  The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Underwriting Agreement, the form of which is incorporated herein by reference to Exhibit 1.1 to the Company’s 8-K filed on March 28, 2014.

          The Sale and the consummation of the transactions pursuant to the exercise of the Over-Allotment Option were both consummated on April 2, 2014.”

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original 13D is hereby amended as follows:

(i)  In connection with the Sale, Subsection (a) is amended and restated in its entirety as follows:

“As of April 2, 2014, GS Group may be deemed to beneficially own an aggregate of 8,938,362 shares of Common Stock, consisting of (i) 71,281.9038 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date,  which are convertible by a holder other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 8,910,234 shares of Common Stock and (ii) 28,128 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate approximately 14.1 % of the outstanding Common Stock.

As of April 2, 2014, Goldman Sachs may be deemed to beneficially own an aggregate of 8,693,127 shares of Common Stock, consisting of (i) 69,320.0184 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 8,664,999 shares of Common Stock and (ii) 28,128 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate approximately 13.7% of the outstanding Common Stock.

As of April 2, 2014, GSCP Advisors and GS Capital may each be deemed to beneficially own an aggregate of 3,235,793 shares of Common Stock, consisting of 25,886.3479 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 3,235,793 shares of Common Stock, representing in the aggregate approximately 5.1% of the outstanding Common Stock.

As of April 2, 2014, GSCP Offshore Advisors and GS Offshore may each be deemed to beneficially own an aggregate of 2,691,419 shares of Common Stock, consisting of 21,531.3522 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 2,691,419 shares of Common Stock, representing in the aggregate approximately 4.2% of the outstanding Common Stock.

As of April 2, 2014, GS Advisors may be deemed to beneficially own an aggregate of 1,004,787 shares of Common Stock, consisting of 8,038.3018 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 1,004,787 shares of Common Stock, representing in the aggregate approximately 1.6% of the outstanding Common Stock.

As of April 2, 2014, GS Parallel may be deemed to beneficially own an aggregate of 889,787 shares of Common Stock, consisting of 7,118.2996 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 889,787 shares of Common Stock, representing in the aggregate approximately 1.4 % of the outstanding Common Stock.

As of April 2, 2014, GS GmbH and GS Germany may each be deemed to beneficially own an aggregate of 115,000 shares of Common Stock, consisting of 920.0022 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 115,000 shares of Common Stock, representing in the aggregate approximately 0.2 % of the outstanding Common Stock.

As of April 2, 2014, GS Mezzanine Onshore GP, GS Mezzanine Onshore and GSMP Onshore may each be deemed to beneficially own an aggregate of 668,823 shares of Common Stock, consisting of 5,350.5889 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 668,823 shares of Common Stock, representing in the aggregate approximately 1.1% of the outstanding Common Stock.

As of April 2, 2014, GS Mezzanine Institutional GP, GS Mezzanine Institutional and GSMP Institutional may each be deemed to beneficially own an aggregate of 64,839 shares of Common Stock, consisting of 518.7197 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 64,839 shares of Common Stock, representing in the aggregate approximately 0.1% of the outstanding Common Stock.

As of April 2, 2014, GS Mezzanine Offshore GP, GS Mezzanine Offshore and GSMP Offshore may each be deemed to beneficially own an aggregate of 999,338 shares of Common Stock, consisting of 7,994.7079 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 999,338 shares of Common Stock, representing in the aggregate approximately 1.6% of the outstanding Common Stock.

As of April 2, 2014, THL may be deemed to beneficially own an aggregate of 23,737,858 shares of Common Stock, representing in the aggregate approximately 43.5% of the outstanding Common Stock.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this Schedule 13D reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”).  This Schedule 13D does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release.  The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned, if any, by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C or II-D hereto may be deemed to beneficially own any shares of Common Stock other than as set forth herein.”

(ii) Subsection (c) is amended and restated in its entirety as follows:

“Except as otherwise described herein, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C or II-D hereto, during the period from February 1, 2014 to April 2, 2014.”

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2014

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GOLDMAN, SACHS & CO.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI PARALLEL, L.P.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GS ADVISORS VI, L.L.C.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GSCP VI OFFSHORE ADVISORS, L. L.C.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI FUND, L.P.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GSCP VI ADVISORS, L.L.C.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI GMBH & CO. KG

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GOLDMAN, SACHS MANAGEMENT GP GMBH

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V ONSHORE FUND, L.P.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V ONSHORE FUND, L.L.C.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GSMP V ONSHORE US, LTD.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V INSTITUTIONAL FUND, L.P.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V INSTITUTIONAL FUND, L.L.C.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GSMP V INSTITUTIONAL US, LTD.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V OFFSHORE FUND, L.P.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V OFFSHORE FUND, L.L.C.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GSMP V OFFSHORE US, LTD.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

SCHEDULE I

The name of each  director of The Goldman  Sachs  Group,  Inc. is set forth below.

The business  address of each person  listed below is  c/o Goldman, Sachs & Co., 200 West Street, New York, NY  10282.

Each person is a citizen of the United  States of America  except for Claes Dahlback, who is a citizen of Sweden, and Lakshmi N. Mittal, who is a citizen of India.  Adebayo O. Ogunlesi is also a citizen of Nigeria. The present  principal occupation  or  employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.

Gary D. Cohn	President and Chief Operating Officer of The Goldman Sachs Group, Inc.

M. Michele Burns	Center Fellow and Strategic Advisor, Stanford University Center on Longevity

Claes Dahlback	Senior Advisor to Investor AB and Foundation Asset Management

William W. George	Professor of Management Practice at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.

James A. Johnson	Chairman of Johnson Capital Partners

Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.

Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners, LLP

Peter Oppenheimer	Senior Vice President and Chief Financial Officer of Apple, Inc.

James J. Schiro	Former Chief Executive Officer of Zurich Insurance Group Ltd.

Debora L. Spar	President of Barnard College

Mark Edward Tucker	Executive Director, Group Chief Executive and President of AIA Group Limited

David A. Viniar	Former Chief Financial Officer of the Goldman Sachs Group, Inc

SCHEDULE II-A

The name, position and present principal occupation of each executive officer of (i) GSCP VI Advisors, L.L.C., the sole general partner of GS Capital Partners VI Fund, L.P., (ii) GSCP VI Offshore Advisors, L.L.C., the sole general partner of GS Capital Partners VI Offshore Fund, L.P. (iii) GS Advisors VI, L.L.C., the sole general partner of GS Capital Partners VI Parallel, L.P., (iv) GS Mezzanine Partners V Onshore Fund, L.L.C., the sole general partners of GS Mezzanine Partners V Onshore Fund, L.P., (v) GS Mezzanine Partners V Institutional Fund, L.L.C., the sole general partners of GS Mezzanine Partners V Institutional Fund, L.P., and (vi) GS Mezzanine Partners V Offshore Fund, L.L.C., the sole general partner of GS Mezzanine Partners V Offshore Fund, L.P. are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe Camu, Martin A. Hintze, James H. Reynolds, Andrew E. Wolff, Matteo Botto Poala, Michael Bruun, Mike Ebeling, Matthias Hieber, Steffen Kastner, Philippe H. Lenoble, Peter R. Lyneham, Jan Petzel, Richard Spencer, Michele Titi-Cappelli, Michael M. Furth, and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui, Sean Fan, Wanlin Liu and Richard Zhu is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato, David Camptbell, and Raheel Zia is 555 California Street, San Francisco, CA 94104.  The business address of Michael Watts is 6011 Connection Drieve, Irving, TX  75039.  The business address of each of Ankur Sahu and Vishal Bakshi is Rational House, 951-A, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India.  The business address of each of Tianqing Li, Jean Qing Liu, Richard Zhu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033,  People’s Republic of China.  The business address of each of  Mitchell S. Weiss, Jason Levesque and Mark G. Riemann  is 30 Hudson Street, Jersey city, NJ  07302-4699.

All executive officers listed below are United States citizens, except as follows: James H. Reynolds is a citizen of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze, Mike Ebeling, Steffen Kastner, Jan Petzel and Oliver Thym are citizens of Germany; Julian C. Allen, Stephanie Hui,. and Raheel Zia are citizens of the United Kingdom; Philippe Camu and Philippe H. Lenoble are citizens of Belgium; Matteo Botto Poala and Michele Titi-Cappelli are citizens of Italy; Ankur Sahu, and Vishal Bakshi are citizens of India, David Campbell and Peter Lyneham are  citizens of Australia, Nicole Agnew is a citizen of Canada, Matthias Hieber is a citizen of Austria, Sean Fan is a citizen of the People’s Republic of China and Jean Qing Liu, Wanlin Liu, Tianquing Li and  Richard Zhu are citizens of the People’s Republic of China (Hong Kong permanent resident).

Name	Position	Present Principal Occupation

Richard A. Friedman	Director and President	Managing Director of Goldman, Sachs & Co.

Philippe Camu	Vice President	Managing Director of Goldman Sachs International

Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.

Jack F. Daly	Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.

Bradley J. Gross	Vice President	Managing Director of Goldman, Sachs & Co.

Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International

Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.

Scott Lebovitz	Vice President	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.

Sumit Rajpal	Vice President	Managing Director of Goldman, Sachs & Co.

James H. Reynolds	Vice President	Managing Director of Goldman Sachs International

Ankur Sahu	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited

Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs International

Nicole Agnew	Vice President	Managing Director of Goldman, Sachs & Co.

Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.

Anthony Arnold	Vice President	Managing Director of Goldman, Sachs & Co.

Vishal Bakshi	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited

Matteo Botto Poala	Vice President	Managing Director of Goldman Sachs International

Michael Bruun	Vice President	Managing Director of Goldman Sachs International

David Campbell	Vice President	Managing Director of Goldman, Sachs & Co.

T.J. Carella	Vice President	Managing Director of Goldman, Sachs & Co.

David Castelblanco	Vice President	Managing Director of Goldman, Sachs & Co.

Christopher A. Crampton	Vice President	Managing Director of Goldman, Sachs & Co.

Mike Ebeling	Vice President	Managing Director of Goldman Sachs International

Sean Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Charles H. Gailliot	Vice President	Managing Director of Goldman, Sachs & Co.

Kirsten Hagen	Vice President	Managing Director of Goldman, Sachs & Co.

Matthias Hieber	Vice President	Managing Director of Goldman Sachs International

Jonathan Hunt	Vice President	Managing Director of Goldman, Sachs & Co.

Omer Ismail	Vice President	Managing Director of Goldman, Sachs & Co.

Walt Jackson	Vice President	Managing Director of Goldman, Sachs & Co.

Steffen Kastner	Vice President	Managing Director of Goldman Sachs International

Gilbert H. Klemann	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International

Tianqing Li	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Jean Qing Liu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Wanlin Liu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Peter R. Lyneham	Vice President	Managing Director of Goldman Sachs International

Eric Muller	Vice President	Managing Director of Goldman, Sachs & Co.

Elizabeth A. Overbay	Vice President	Managing Director of Goldman, Sachs & Co.

Edward Pallesen	Vice President	Managing Director of Goldman, Sachs & Co.

Jan Petzel	Vice President	Managing Director of Goldman Sachs International

Michele Titi-Cappelli	Vice President	Managing Director of Goldman Sachs International

Oliver Thym	Vice President	Managing Director of Goldman, Sachs & Co.

Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.

Richard Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Raheel Zia	Vice President	Managing Director of Goldman, Sachs & Co.

John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.

Michael M. Furth	Vice President	Managing Director of Goldman Sachs International

Eric Goldstein	Vice President and Secretary	Managing Director of Goldman, Sachs & Co.

Penny McSpadden	Vice President	Managing Director of Goldman Sachs International

Laurie E. Schmidt	Vice President	Managing Director of Goldman, Sachs & Co.

Michael Watts	Vice President	Managing Director of Goldman, Sachs & Co.

Tracy Sellers	Vice President	Vice President of Goldman, Sachs & Co.

Kathryn Sloan	Vice President	Vice President of Goldman, Sachs & Co.

Clayton Wilmer	Vice President	Vice President of Goldman, Sachs & Co.

David Thomas	Vice President, Assistant Secretary & General Counsel	Managing Director of Goldman, Sachs & Co.

Mitchell S. Weiss	Vice President & Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

Jason Levesque	Vice President & Assistant Treasurer	Vice President of Goldman, Sachs & Co.

Mark G. Riemann	Vice President & Assistant Treasurer	Vice President of Goldman, Sachs & Co.

SCHEDULE II-B

The name, position and present principal occupation of each executive officer of (i) GSMP V Onshore US, Ltd., (ii) GSMP V Offshore US, Ltd., and (iii) GSMP V Institutional US, Ltd. are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe Camu, Martin A. Hintze, James H. Reynolds, Andrew E. Wolff, Matteo Botto Poala,  Michael Bruun,  Mike Ebeling, Matthias Hieber, Steffen Kastner, Philippe H. Lenoble, Peter R. Lyneham, , Jan Petzel, Richard Spencer, Michele Titi-Cappelli, Michael M. Furth, and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui, Sean Fan, Wanlin Liu and Richard Zhu is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato, David Camptbell, and Raheel Zia is 555 California Street, San Francisco, CA 94104.  The business address of Michael Watts is 6011 Connection Drieve, Irving, TX  75039.  The business address of each of Ankur Sahu and Vishal Bakshi is Rational House, 951-A, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India.  The business address of each of Tianqing Li, Jean Qing Liu, Richard Zhu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033,  People’s Republic of China.  The business address of each of  Mitchell S. Weiss, Jason Levesque and Mark G. Riemann  is 30 Hudson Street, Jersey city, NJ  07302-4699.

All executive officers listed below are United States citizens, except as follows: James H. Reynolds is a citizen of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze, Mike Ebeling, Steffen Kastner, Jan Petzel and Oliver Thym are citizens of Germany; Julian C. Allen, Anthony Arnold, Stephanie Hui and Raheel Zia are citizens of the United Kingdom; Philippe Camu and Philippe H. Lenoble are citizens of Belgium; Matteo Botto Poala and Michele Titi-Cappelli are citizens of Italy; Ankur Sahu, and Vishal Bakshi are citizens of India; David Campbell and Peter Lyneham are  citizens of Australia; Nicole Agnew is a citizen of Canada;  Matthias Hieber is a citizen of Austri; Michael Bruun is a citizen of Denmark;  Sean Fan is a citizen of the People’s Republic of China and Jean Qing Liu, Wanlin Liu, Tianquing Li and  Richard Zhu are citizens of the People’s Republic of China (Hong Kong permanent resident).

Name	Position	Present Principal Occupation

Richard A. Friedman	Director and President	Managing Director of Goldman, Sachs & Co.

Philippe Camu	Vice President	Managing Director of Goldman Sachs International

Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.

Jack F. Daly	Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.

Bradley J. Gross	Vice President	Managing Director of Goldman, Sachs & Co.

Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International

Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.

Scott Lebovitz	Vice President	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.

Sumit Rajpal	Vice President	Managing Director of Goldman, Sachs & Co.

James H. Reynolds	Vice President	Managing Director of Goldman Sachs International

Ankur Sahu	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited

Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs International

Nicole Agnew	Vice President	Managing Director of Goldman, Sachs & Co.

Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.

Anthony Arnold	Vice President	Managing Director of Goldman, Sachs & Co.

Vishal Bakshi	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited

Matteo Botto Poala	Vice President	Managing Director of Goldman Sachs International

Michael Bruun	Vice President	Managing Director of Goldman Sachs International

David Campbell	Vice President	Managing Director of Goldman, Sachs & Co.

T.J. Carella	Vice President	Managing Director of Goldman, Sachs & Co.

David Castelblanco	Vice President	Managing Director of Goldman, Sachs & Co.

Christopher A. Crampton	Vice President	Managing Director of Goldman, Sachs & Co.

Mike Ebeling	Vice President	Managing Director of Goldman Sachs International

Sean Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Charles H. Gailliot	Vice President	Managing Director of Goldman, Sachs & Co.

Kirsten Hagen	Vice President	Managing Director of Goldman, Sachs & Co.

Matthias Hieber	Vice President	Managing Director of Goldman Sachs International

Jonathan Hunt	Vice President	Managing Director of Goldman, Sachs & Co.

Omer Ismail	Vice President	Managing Director of Goldman, Sachs & Co.

Walt Jackson	Vice President	Managing Director of Goldman, Sachs & Co.

Steffen Kastner	Vice President	Managing Director of Goldman Sachs International

Gilbert H. Klemann	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International

Tianqing Li	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Jean Qing Liu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Wanlin Liu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Peter R. Lyneham	Vice President	Managing Director of Goldman Sachs International

Eric Muller	Vice President	Managing Director of Goldman, Sachs & Co.

Elizabeth A. Overbay	Vice President	Managing Director of Goldman, Sachs & Co.

Edward Pallesen	Vice President	Managing Director of Goldman, Sachs & Co.

Jan Petzel	Vice President	Managing Director of Goldman Sachs International

Michele Titi-Cappelli	Vice President	Managing Director of Goldman Sachs International

Oliver Thym	Vice President	Managing Director of Goldman, Sachs & Co.

Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.

Richard Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Raheel Zia	Vice President	Managing Director of Goldman, Sachs & Co.

John E. Bowman	Director and Vice President	Managing Director of Goldman, Sachs & Co.

Michael M. Furth	Vice President	Managing Director of Goldman Sachs International

Eric Goldstein	Director, Vice President and Secretary	Managing Director of Goldman, Sachs & Co.

Penny McSpadden	Vice President	Managing Director of Goldman Sachs International

Laurie E. Schmidt	Vice President	Managing Director of Goldman, Sachs & Co.

Michael Watts	Vice President	Managing Director of Goldman, Sachs & Co.

Tracy Sellers	Vice President	Vice President of Goldman, Sachs & Co.

Kathryn Sloan	Vice President	Vice President of Goldman, Sachs & Co.

Clayton Wilmer	Vice President	Vice President of Goldman, Sachs & Co.

David Thomas	Vice President, Assistant Secretary & General Counsel	Managing Director of Goldman, Sachs & Co.

Mitchell S. Weiss	Vice President & Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

Jason Levesque	Vice President & Assistant Treasurer	Vice President of Goldman, Sachs & Co.

Mark G. Riemann	Vice President & Assistant Treasurer	Vice President of Goldman, Sachs & Co.

SCHEDULE II-C

The name, position and present principal occupation of each executive officer of Goldman Sachs Management GP GmbH, the sole managing partner of GS Capital Partners VI GmbH & Co. KG, are set forth below.

The business address for Laurie E. Schmidt is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282.  The business address for Michael Schramm is c/o Goldman Sachs AG, Messeturm, Friedrich-Ebert-Anlange 49, 60308 Frankfurt am Main, Germany.

Laurie E. Schmidt is a citizen of the United States and Michael Schramm is a citizen of Germany.

Name	Position	Present Principal Occupation

Laurie E. Schmidt	Managing Director	Managing Director of Goldman, Sachs & Co.

Michael Schramm	Managing Director	Managing Director of Goldman Sachs AG

SCHEDULE II-D

The name and principal occupation of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GSCP VI Advisors, L.L.C., GS Capital Partners VI Fund, L.P., GSCP VI Offshore Advisors, L.L.C., GS Capital Partners VI Offshore Fund, L.P., GS Advisors VI, L.L.C., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Mezzanine Partners V Onshore Fund, L.P., GS Mezzanine Partners V Institutional Fund, L.P., GS Mezzanine Partners V Offshore Fund, L.P., GSMP Onshore US, Ltd., GSMP Offshore US, Ltd., and GSMP Institutional US, Ltd. are set forth below.
The business address for each member listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of  Martin A. Hintze, James Reynolds and Andrew E. Wolff is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of  Ankur A. Sahu  is Rational House, 951-A Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India.

All members listed below are United States citizens, except as follows: Stephanie Hui is a citizen of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Martin A. Hintze is a citizen of Germany; and Ankur A. Sahu is a citizen of India.

Name	Present Principal Occupation

Richard A. Friedman	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Managing Director of Goldman, Sachs & Co.

John F. Daly	Managing Director of Goldman, Sachs & Co.

Joe DiSabato	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman	Managing Director of Goldman, Sachs & Co.

Bradley J. Gross	Managing Director of Goldman, Sachs & Co.

Martin A Hintze	Managing Director of Goldman, Sachs International

Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.

Adrian M. Jones	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Managing Director of Goldman, Sachs & Co.

Scott Lebovitz	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Managing Director of Goldman, Sachs & Co.

Sumit Rajpal	Managing Director of Goldman, Sachs & Co.

James Reynolds	Managing Director of Goldman, Sachs International

Ankur A. Sahu	Managing Director of Goldman Sachs (India) Securities Private Limited.

Andrew E. Wolff	Managing Director of Goldman Sachs International

SCHEDULE III

On July 15, 2010,  Goldman,  Sachs & Co. ("Goldman  Sachs") agreed with the Securities and Exchange  Commission (the "SEC") to settle the SEC's pending case against  Goldman  Sachs  relating  to  disclosures  in the ABACUS  2007-AC1  CDO offering. Goldman Sachs consented to the entry of a final judgment by the court, which  approved  the  settlement,  providing  for the payment of  penalties  and disgorgement  totaling $550 million,  Goldman Sachs's  implementation of certain remedial  measures  focused on offerings of  mortgage-related  securities and an injunction  against  violating  Section 17(a) of the  Securities Act of 1933, as amended (the "Securities Act") in the offer or sale of any security. The conduct of Goldman  Sachs  alleged in the SEC's  complaint  involved  an  offering  of a synthetic  collateralized  debt  obligation,  which  referenced  a portfolio  of synthetic  residential  mortgage-backed  securities,  by  Goldman  Sachs  or its affiliates to qualified  institutional  buyers in reliance on the exemption from registration  under the  Securities  Act  provided  by Rule 144A and to non-U.S. persons in reliance on the safe harbor from registration  provided by Regulation S.  Specifically,   the  complaint  alleged  that  the  offering  materials,  in describing  the  Portfolio  Selection  Agent  for  the  portfolio  of  synthetic residential  mortgage-backed  securities,  should have  disclosed that the hedge fund  assuming  the  short  side of the  transaction  had  played  a role in the selection  process.  In its consent to the judgment,  Goldman Sachs acknowledged that it was a mistake not to disclose the role of the hedge fund.

The SEC has alleged that the huddles  program of Goldman Sachs - a practice where Goldman  Sachs equity  research  analysts  allegedly  provided  their best trading  ideas to Goldman  Sachs traders and a select group of Goldman Sachs top clients - created a serious  and  substantial  risk that  analysts  would  share material  nonpublic   information   concerning  their  published  research  with Asymmetric Service Initiative ("ASI") clients and firm traders.  The SEC alleged that Goldman Sachs willfully  violated Section 15(g) of the Securities  Exchange Act of 1934, as amended (the "Exchange Act"), by failing to establish, maintain, and enforce adequate  policies and procedures to prevent such misuse in light of the risks  arising from the huddles and ASI.  Without  admitting or denying such violations,  Goldman  Sachs  consented  to the  entry  of an  Order  Instituting Administrative and  Cease-and-Desist  Proceedings Pursuant to Sections 15(b) and 21C of the  Securities  Exchange  Act of 1934,  Making  Findings,  and  Imposing Remedial  Sanctions  and a  Cease-and-Desist  Order on April 12,  2012 (the "ASI Order") by the SEC  pursuant to which  Goldman  Sachs (i) shall cease and desist from  committing or causing any violations and any future  violations of Section 15(g) of the  Exchange  Act;  (ii) is  censured;  (iii) paid a total civil money penalty of $22 million on April 19,  2012,  $11 million of which was paid to the Financial Industry Regulatory Authority in a related proceeding, and $11 million of  which  was paid to the  SEC,  and  (iv)  shall  comply  with  certain  other undertakings,  including a comprehensive review, including  recommendations,  of the policies,  procedures and practices  maintained  and  implemented by Goldman Sachs  pursuant to Section 15(g) of the Exchange Act that relate to the findings of the ASI Order.

Starting in July 2008,  Neil M.M.  Morrison  ("Morrison")  was  employed by Goldman Sachs to solicit municipal underwriting business from, among others, the Commonwealth of Massachusetts  Treasurer's Office. From November 2008 to October 2010,  Morrison  was also  substantially  engaged  in the  political  campaigns, including the November 2010 Massachusetts gubernatorial campaign, for Timothy P. Cahill  ("Cahill"),  the  then-Treasurer  of  Massachusetts.  Morrison worked on Cahill's  campaign during work hours using firm resources.  Morrison also made a secret,  undisclosed cash campaign  contribution to Cahill.  Within two years of Morrison's contribution,  Goldman Sachs engaged in municipal securities business with  issuers  associated  with  Cahill  as  Treasurer  and as a  candidate  for Governor.   The  SEC  alleged  that  Goldman  Sachs's  engagement  in  municipal securities  business  with  these  issuers  violated  Section  15B(c)(1)  of the Exchange Act and MSRB Rule G-37(b), and that Goldman Sachs's failure to maintain records of and to report in regulatory  filings the  contributions  and campaign work, and to take steps to ensure that the attributed contributions, or campaign work or the conflicts of interest raised by them were disclosed in bond offering documents,  violated MSRB Rules G-8, G-9, G-17, G-27 and G-37. Without admitting or denying such violations  (except as to the SEC's jurisdiction over it and the subject matter of the  proceedings),  Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist  Proceedings,  Pursuant to Sections 15(b), 15B(c)(2) and 21C of the Securities Exchange Act of 1934, Making Findings,  and  Imposing  Remedial  Sanctions  and a  Cease-and-Desist  Order on September  27, 2012 (the  "Morrison  Order").  Goldman Sachs agreed to cease and desist from  committing or causing any violations  and any future  violations of Section  15B(c)(1) of the Exchange Act, MSRB Rule G-37(b),  MSRB Rule G-17, MSRB Rule G-27, MSRB Rule G-37(e),  MSRB Rule G-8 and MSRB Rule G-9. Goldman Sachs is censured and was required to pay  disgorgement  of  $7,558,942  and  prejudgment interest of $670,033.  Of the  $7,558,942 in  disgorgement,  $2,120,547  will be deemed satisfied by Goldman Sachs's payment of $1,512,902 to the Commonwealth of Massachusetts and $607,645 to the Massachusetts  Water Pollution Abatement Trust in a  related  action  by  the  Commonwealth  of  Massachusetts.  The  remaining $5,438,395 and  prejudgment  interest of $670,033 was required to be paid to the SEC for remittance to the United States  Treasury.  Finally,  the Morrison Order required  Goldman Sachs to pay a civil money penalty in the amount of $3,750,000 to the SEC, of which  $1,875,000  will be  transferred to the MSRB in accordance with  Section  15B(c)(9)(A)  of the  Exchange  Act,  and of which the  remaining $1,875,000 will be transferred to the United States Treasury.  The disgorgement, prejudgment interest and civil money penalty were all paid in full by submission of a wire to the SEC on  October  3, 2012,  and by  submission  of checks to the Commonwealth of Massachusetts  and the Massachusetts Water Pollution  Abatement Trust on October 4, 2012.